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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Midland Securities, Ltd.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 700

(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford Phillips   469-522-4309

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradford Phillips _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Midland Securities, Ltd. _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

LUCIA S. ESPARZA
My Notary ID # 128439689
Expires November 8, 2022

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midland Securities, Ltd. as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Midland Securities, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Midland Securities, Ltd.'s management. Our responsibility is to express an opinion on Midland Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midland Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Midland Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Midland Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Midland Securities, Ltd.'s auditor since 2013.

Celeste, Texas
February 27, 2020

1

MIDLAND SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	1,385,729
Debt securities, at fair value		25,443,029
Trading deposit		5,262,276
Clearing deposit		506,400
Property and equipment, net of accumulated depreciation of $10,914		718
Other assets		9,885
Total assets	$	32,608,037

LIABILITIES and PARTNERS' CAPITAL

Liabilities

Commissions payable	$	62,399
Payable to clearing broker-dealer		15,821,753
Debt securities sold, not yet purchased, at fair value		10,379,805
Payable to related party		131,322
Total liabilities		26,395,279
Partners' capital		6,212,758
Total liabilities and partners' capital	$	32,608,037

See accompanying notes to financial statements.

MIDLAND SECURITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES

Trading profits, net of trading interest expense of $671,584	$	2,521,784
Securities commissions		34,277
Syndicate underwriting revenue		421,974
Interest		669,728
Total revenue		3,647,763

EXPENSES

Administrative services - related party	400,000
Clearing and execution costs	558,337
Communications	7,007
Compensation and related costs	1,494,734
News and quotes	321,137
Occupancy and equipment	37,904
Professional fees	59,508
Regulatory fees	21,116
Other expenses	12,566
Total operating expenses	2,912,309

NET INCOME	$	735,454

See accompanying notes to financial statements.

MIDLAND SECURITIES, LTD.
STATEMENT OF PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2019

	General Partner	Limited Partner	Total
Balances at December 31, 2018	$ 82	$ 5,477,222	$ 5,477,304
Net Income	735	734,719	735,454
Balances at December 31, 2019	$ 817	$ 6,211,941	$ 6,212,758

See accompanying notes to financial statements.

4

MIDLAND SECURITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:

Net income	$ 735,454
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Unrealized loss on debt securities and debt securities sold, not yet purchased	392,744
Depreciation	359
Changes in assets and liabilities:	
Decrease in debt securities	9,178,409
Increase in trading deposit	(236,197)
Increase in clearing deposit	(3,571)
Decrease in other assets	10,513
Decrease in accounts payable and accrued expenses	(20,077)
Decrease in commissions payable	(45,498)
Increase in payable to clearing broker/dealer	7,914,448
Decrease in debt securities sold, not yet purchased	(17,095,365)
Increase in payable to related party	18,152
Net cash provided by operating activities	849,371
Net increase in cash	849,371
Cash at beginning of year	536,358
Cash at end of year	$ 1,385,729

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 671,584
Income taxes	$ -

See accompanying notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Midland Securities, Ltd., (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities and clears transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Partnership's trading for its own account is also executed through its clearing broker-dealer.

The Partnership's operations consist primarily of trading of debt securities for its own account and brokering debt securities for institutional customers. The Partnership also trades debt securities in the secondary wholesale market and participates in firm commitment municipal bond syndicate underwritings, generally as a co-manager on new issues. The Partnership's trading, brokering, and underwriting consist primarily in U.S. government securities, municipal bonds and certificates of deposit issued by banking institutions. The majority of the Partnership's customers are institutions and broker-dealers located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

Property and equipment is stated at the cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method over estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities the Partnership has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes trading profits, securities commissions and syndicate underwriting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Trading Profits

The Partnership buys and sells securities for its own accounts (proprietary transactions). Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price, delivery terms, etc.) The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the Partnership. Trading profits are recorded net of margin interest, which is accrued monthly.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Commissions

The Partnership buys and sells securities on behalf of its customers (agency transactions). Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Securities commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Syndicate Underwriting Revenue

The Partnership participates in syndicate underwritings of securities for governmental entities that want to raise funds through the sale of securities. Revenues are earned from fees arising from syndicate underwritings in which the Partnership participates. Revenue is recognized on the closing date of the underwriting (within 30 days of trade date, this is when all gains/losses are known and the syndicate can distribute payments or invoices) for the portion the Partnership is contracted to buy. The Partnership believes that the closing date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Partnership needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The lead manager on the underwriting estimates expenses incurred by the syndicate and the Partnership recognizes revenues net of such expenses.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

The Partnership is subject to state income taxes.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASC 842"), replacing the previous leasing standard Accounting Standards Codification 840, Leases ("ASC 840"), which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities.

MIDLAND SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Leases</u>

The Partnership adopted this new lease standard on January 1, 2019, using a modified retrospective transition, with the cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date (the "effective date method"). Under the effective date method, financial results reported in periods prior to 2019 are unchanged. The Partnership elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Partnership to carryforward the historical lease classification. In addition, the Partnership made an accounting policy election to not record leases with an initial term of 12 months or less on the statement of financial position. The Partnership will continue to recognize those lease payments for short-term leases in the statement of operations on a straight-line basis over the lease term.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

9

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Processes and Structure

Management is responsible for the Partnership's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Partnership's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

The following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities and debt securities sold, not yet purchased are carried at estimated fair values and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Partnership's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Partnership's major security types by the fair value hierarchy levels as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
ASSETS				
Debt Securities	$ -	$ 25,443,029	$ -	$ 25,443,029
Total	$ -	$ 25,443,029	$ -	$ 25,443,029
LIABILITIES				
Debt Securities Sold, Not Yet Purchased	$ -	$ 10,379,805	$ -	$ 10,379,805
Total	$ -	$ 10,379,805	$ -	$ 10,379,805

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2019, the Partnership recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Partnership during 2019.

NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Partnership has a clearing agreement with Hilltop Securities, Inc. (Hilltop), to provide execution and custody of debt security transactions for customers and trading for its own account. The clearing agreement requires the Partnership to maintain a minimum clearing deposit of $500,000.

The Partnership also has a trading deposit with Hilltop in the amount of $5,262,276 at December 31, 2019. The trading deposit is required to satisfy margin requirements associated with the Partnership's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Partnership's inventory trading accounts.

The Partnership has a margin payable to Hilltop of $15,824,260 at December 31, 2019. The payable balance fluctuates on a daily basis as the Partnership purchases and sells securities through Hilltop for its own account. Interest is calculated daily (3.375% at December 31, 2019), based on a fixed spread over the federal funds rate and is paid monthly. The Partnership's debt securities are held by Hilltop as collateral for the payable balance.

NOTE D – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Partnership had net capital of $4,207,462, which was $4,107,462 in excess of its required net capital of $100,000**.** The Partnership's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2019.

NOTE E – RELATED PARTY TRANSACTIONS / COMMITMENT

The Partnership and Liberty Bankers Life Insurance Company (Liberty), a related party, are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Liberty acts as a common paymaster for the Partnership and regularly advances payroll and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There is $97,989 due to Liberty at December 31, 2019 related to payroll advances.

NOTE E – RELATED PARTY TRANSACTIONS / COMMITMENT (continued)

The Partnership and Liberty have entered into an Administrative Services Agreement (Services Agreement) effective May 30, 2016, which requires Liberty to provide executive management, accounting, information systems and payroll processing services, and corporate record legal support and office space to the Partnership. The Services Agreement requires the Partnership to pay $100,000 per quarter for the services and office space provided. The Services Agreement was not consummated on terms equivalent to arms-length transactions. Amounts incurred under the Services Agreement totaled $400,000 for the year ended December 31, 2019, of which $33,333 is payable at December 31, 2019.

The Partnership is a participating employer in a 401(k) plan offered by Liberty. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Partnership may make matching and discretionary contributions. Employee contributions are vested immediately. For the year ended December 31, 2019 the Partnership made matching contributions of $2,663 and did not incur any expenses related to the plan.

NOTE F – OFFICE LEASES / COMMITMENTS

The Partnership's corporate office space located in Dallas, TX is provided by Liberty under the Services Agreement, currently allocated at $13,200 per year.

The Partnership leases branch office facilities in Montclair, NJ under a non-cancelable operating lease through March 2020. Future minimum rental payments under this lease total $6,615 for the year ending December 31, 2019. Office rent expense for the New Jersey facility for the year totaled $32,870 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

NOTE G – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership enters into syndicate underwriting commitments. All transactions relating to syndicate underwriting commitments that were open at December 31, 2019 were subsequently settled, and had no material effect on the financial statements.

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

MIDLAND SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE H – OFF-BALANCE-SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

NOTE I – CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentration risk by holding large positions in debt securities and debt securities sold, not yet purchased.

The Partnership has debt securities, a trading deposit, and a clearing deposit, held by and due from Hilltop totaling $31,211,705 or approximately 96% of total assets, at December 31, 2019.

The Partnership also has a payable to, and debt securities sold, not yet purchased payable to Hilltop totaling $26,204,065 or approximately 99% of total liabilities, at December 31, 2019.

At various times during the year, the Partnership maintains cash balances at a national bank in excess of federally insured amounts. At December 31, 2019, the partnership had an uninsured cash balance of $1,135,729. Cash balances fluctuate on a daily basis.

NOTE J – SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2019 through February 27, 2020, which is the date financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

COMPUTATION OF NET CAPITAL:

Total Partners' Capital	$ 6,212,758
Deductions for nonallowable assets:	
Property and equipment, net	718
Other assets	9,885
Total deductions and/or charges	10,603
Net Capital before haircuts on securities positions	6,202,155
Haircuts on securities	
Debt securities	1,954,592
Undue concentration	40,101
Total haircuts on securities	1,994,693
Net Capital	$ 4,207,462

AGGREGATE INDEBTEDNESS

Commissions payable	$ 62,399
Payable to related party	131,322
Total aggregate indebtedness	$ 193,721

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Net capital in excess of minimum requirement required or minimum dollar net capital requirement)	$ 4,107,462
Ratio of aggregate indebtedness to net capital	.05 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2019 as filed by Midland Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is necessary.

MIDLAND SECURITIES LTD.
SCHEDULE I - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
DECEMBER 31, 2019

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

 No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See notes to financial statements and report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midland Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Midland Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Midland Securities, Ltd. stated that Midland Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Midland Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midland Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 27, 2020

16

MIDLAND SECURITIES, LTD.

Exemption Report

Midland Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Midland Securities, Ltd.

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO/FINOP

February 04, 2020